                                                    Commission File No. 22-22443

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-3


           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                           PHILIP SERVICES CORPORATION
                   (Formerly Philip Services (Delaware), Inc.)
                               (Name of applicant)


                              100 King Street West
                                Hamilton, Ontario
                                 Canada L8N 4J6
                          ----------------------------
                    (Address of principal executive offices)



SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


               TITLE OF CLASS                               AMOUNT
      ---------------------------------                   -----------
      3% Convertible Subordinated Notes                   $18,000,000
                  due 2020


Approximate date of proposed public offering: On or promptly after the Effective Date (as defined in the Amended and Restated Joint Plan of Reorganization of Philip Services Corp., Philip Services Corporation and certain of their subsidiaries, dated September 21, 1999).

Name and address of agent for service: Lawrence C. Paulson, Philip Industrial Services Group Inc., Top of Troy Building, 755 West Big Beaver Road, Suite 410, Troy, MI 48084.


The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

                                     GENERAL

1.   GENERAL INFORMATION. FURNISH THE FOLLOWING AS TO THE APPLICANT:

     (a)  Form of organization: A corporation.

     (b)  State or other sovereign power under the laws of which organized:
          Delaware

2. SECURITIES ACT EXEMPTION APPLICABLE. STATE BRIEFLY THE FACTS RELIED UPON BY THE APPLICANT AS A BASIS FOR THE CLAIM THAT REGISTRATION OF THE INDENTURE SECURITIES UNDER THE SECURITIES ACT OF 1933 IS NOT REQUIRED.

     On June 25, 1999, Philip Services Corp., an Ontario corporation ("PSC"), together with the applicant, its wholly owned subsidiary, Philip Services Corporation (formerly named Philip Services (Delaware), Inc.), a Delaware corporation (the "Company" or the "Debtor"), and certain of their subsidiaries filed a voluntary application with the Ontario Superior Court of Justice in Toronto, Canada (the "Ontario Court"), to reorganize under the Companies Creditors Arrangement Act (Canada) (the "CCAA") and voluntary petitions with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. sections 101-1330, as amended (the "Bankruptcy Code"). On June 27, 1999, the Company obtained First Day Orders under Chapter 11 of the United States Bankruptcy Code from the Bankruptcy Court. On September 17, 1999 PSC, the Company and such subsidiaries filed an Amended and Restated Plan of Compromise and Arrangement under the CCAA with the Ontario Superior Court of Justice in Toronto, Canada, and an Amended Joint Plan of Reorganization and a Disclosure Statement under Chapter 11 with the Bankruptcy Court. On September 21, 1999 PSC, the Company and such subsidiaries filed a further Amended and Restated Plan of Compromise and Arrangement (the "Amended Canadian Plan") under the CCAA with the Ontario Court, and an Amended Joint Plan of Reorganization (the "Amended U.S. Plan", and together with the Amended Canadian Plan, the "Plan") and a Disclosure Statement under Chapter 11with the Bankruptcy Court. On November 26, 1999 the Ontario Court approved and sanctioned the Amended Canadian Plan, and on November 30, 1999, the Bankruptcy Court entered its confirmation order confirming the Amended Joint Plan of Reorganization. On April 7, 2000, the Plan became effective.

     The Company proposes to issue, as part of the Amended U.S. Plan, pursuant to section 1121(a) of the Bankruptcy Code, $18 million of its 3% Convertible Subordinated Notes due 2020 (the "Notes"). The Notes will be issued to discharge, in part, claims of certain existing creditors in the bankruptcy proceedings described below.

     The Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in section 1145(a)(1) of the Bankruptcy Code. Section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state law. Under section 1145, the issuance of securities is exempt from registration if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipients' claims against or interests in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.

     The Company believes that the issuance of the Notes under the indenture entered into as of April 7, 2000 by the Company and Wilmington Trust Company, as Trustee (the "Indenture") to holders of prepetition claims under the Amended U.S. Plan will satisfy all three conditions of section 1145 of the Bankruptcy Code because (a) the issuances are expressly contemplated under the Amended U.S. Plan as part of the reorganization; (b) the recipients are holders of "claims" against the Debtor or an affiliate of the Debtor participating in the Amended U.S. Plan with the Debtor; and (c) the recipients would obtain the Notes in exchange for their claims.

                                  AFFILIATIONS

3. AFFILIATES. FURNISH A LIST OR DIAGRAM OF ALL AFFILIATES OF THE APPLICANT AND INDICATE THE RESPECTIVE PERCENTAGES OF VOTING SECURITIES OR OTHER BASES OF CONTROL.

     (a) The Company owns directly or indirectly, as shown, the voting securities of the entities set forth in Appendix A hereto. Unless otherwise indicated, the percentage owned is 100%.

     (b) The Common Shares of the Company are widely held. See Item 5. - "Principal Owners of Voting Securities" for a description of Common Shares of the Company that are owned by High River Limited Partnership, a Delaware limited partnership ("High River"), of which Riverdale LLC, a New York limited liability company, is the general partner ("Riverdale"), of which Carl C. Icahn, a citizen of the United States of America, is a member, and American Real Estate Holdings LP, controlled by Mr. Icahn ("AREH"), as of the Effective Date.

     (c) See Item 4. - "Management and Control" for a list of Directors and Executive Officers of the Company, who, by virtue of holding such positions, may be considered to "control" the Company, and are therefore deemed to be "affiliates" of the Company.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. LIST THE NAMES AND COMPLETE MAILING ADDRESSES OF ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANT AND ALL PERSONS CHOSEN TO BECOME DIRECTORS OR EXECUTIVE OFFICERS. INDICATE ALL OFFICES WITH THE APPLICANT HELD OR TO BE HELD BY EACH PERSON NAMED.

     The directors of the Company are as follows:


     NAME                                     ADDRESS
     ----                                     -------
Anthony Fernandes              100 King Street West, 22nd Floor, Hamilton,
                               Ontario L8N 4J6

Harold First                   345 Park Avenue, New York, New York 10154

Edmund Frost                   Suite 1175, 1819 H Street NW, Washington, DC
                               20016

Robert Knauss                  5580 FM 1697, Burton, TX 77835

Richard Marcantonio            370 Wabasha Street North, St. Paul, MN 55102

Felix Pardo                    10 Post Office Square, Suite 990, Boston, MA
                               02109

Peter Offermann                154 North Mountain Ave, Montclair, New Jersey
                               07042

William Van Sant               7760 France Avenue South, Suite 1100,
                               Bloomington, MN 55435

Nathaniel Woodson              157 Church Street, New Haven, CT 06510

     The executive officers of the Company are as follows:



    NAME                                      ADDRESS                                          OFFICE
    ----                                      -------                                          ------
Anthony G. Fernandes           100 King Street West, 22nd Floor, Hamilton,          President and Chief Executive
                               Ontario L8N 4J6                                      Officer

Colin Soule                    100 King Street West, 22nd Floor, Hamilton,          Executive Vice President,
                               Ontario L8N 4J6                                      General Counsel and
                                                                                    Corporate Secretary

Phillip Widman                 100 King Street West, 22nd Floor, Hamilton,          Executive Vice President and
                               Ontario L8N 4J6                                      Chief Financial Officer

Lynda Kuhn                     100 King Street West, 22nd Floor, Hamilton,          Senior Vice President, Public
                               Ontario L8N 4J6                                      Affairs

Jack Shaw                      100 King Street West, 22nd Floor, Hamilton,          Senior Vice President,
                               Ontario L8N 4J6                                      Corporate Planning and
                                                                                    Development

Jim O'Leary                    100 King Street West, 22nd Floor, Hamilton,          Senior Vice President, Human
                               Ontario L8N 4J6                                      Resources

Ayman Gabarin                  Bridge House, Richmond,                              President, Philip Services
                               Surrey, England TW9 1EN                              (Europe) Limited

Brian Recatto                  5151 San Felipe, Suite 1600, Houston,                Senior Vice President, By-
                               Texas 77056                                          Products Management

Jim Boggs                      Top of Troy Building, 755 West Big Beaver            Senior Vice President, Health,
                               Road, Suite 410, Troy, Michigan 48084                Safety and Environmental

Fred Smith                     20521 Chagrin Boulevard, Shaker Heights,             President, Metals Services
                               Cleveland, Ohio 44122                                Group

Mike Tepatti                   Top of Troy Building, 755 West Big Beaver            Senior Vice President, Eastern
                               Road, Suite 410, Troy, Michigan 48084                Region

Dave Fanta                     12946 Dairy Ashford, Suite 100, Sugarland,           Senior Vice President, Western
                               Texas 77478                                          Region

Alec Thomas                    345 Horner Avenue, Etobicoke,                        Senior Vice President,
                               Ontario M8W 1Z6                                      Specialty Business

5. PRINCIPAL OWNERS OF VOTING SECURITIES. FURNISH THE FOLLOWING INFORMATION AS TO EACH PERSON OWNING 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE APPLICANT.

     The Company furnishes the following information as to each person owning 10% or more of the voting securities of the reorganized Company as of the Effective Date:

       NAME AND COMPLETE                                                                   PERCENTAGE OF VOTING
        MAILING ADDRESS             TITLE OF CLASS OWNED          AMOUNT OWNED(1)            SECURITIES OWNED
-------------------------------     --------------------          ---------------          --------------------
High River Limited Partnership,
and Riverdale LLC                       Common Shares               9,042,852(1)                   34.1%
American Real Estate
Holdings, L.P.                          Common Shares               2,528,263(2)                   10.2%
Carl C. Icahn                           Common Shares              11,571,115(3)                   42.3%

____________

(1) Includes 6,502,474 Common Shares owned by High River and 2,540,378 Common Shares issuable upon conversion of convertible secured debt owned by High River.

(2) Includes 1,818,007 Common Shares owned by AREH and 710,257 Common Shares issuable upon conversion of convertible secured debt owned by AREH.

(3)  Includes the Common Shares owned by High River and AREH.


                                  UNDERWRITERS

6. UNDERWRITERS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF (A) EACH PERSON WHO, WITHIN THREE YEARS PRIOR TO THE DATE OF FILING THE APPLICATION, ACTED AS AN UNDERWRITER OF ANY SECURITIES OF THE OBLIGOR WHICH WERE OUTSTANDING ON THE DATE OF FILING THE APPLICATION, AND (B) EACH PROPOSED PRINCIPAL UNDERWRITER OF THE SECURITIES PROPOSED TO BE OFFERED. AS TO EACH PERSON SPECIFIED IN (A), GIVE THE TITLE OF EACH CLASS OF SECURITIES UNDERWRITTEN.

     (a)  Not applicable.

     (b)  Not applicable.


                               CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) FURNISH THE FOLLOWING INFORMATION AS TO EACH AUTHORIZED CLASS OF SECURITIES OF THE APPLICANT.



               TITLE OF CLASS                           AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
-------------------------------------------             -----------------                ---------------------
Common Shares, par value $0.01 per share                   90,000,000                    24,000,000 shares (1)
Preferred Shares, par value $0.01 per share                10,000,000                            None

____________

(1) Does not include shares of common stock of the Company that are reserved for issuance upon the exercise of options issued and outstanding on the Effective Date.


     (b) GIVE A BRIEF OUTLINE OF THE VOTING RIGHTS OF EACH CLASS OF VOTING SECURITIES REFERRED TO IN PARAGRAPH (a) ABOVE.

     Each holder of a Common Share will be entitled to one vote on all matters on which such shareholders are entitled to vote. The Board of Directors of the Company may designate and issue series of Preferred Stock and may establish the voting rights thereof.


                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. INSERT AT THIS POINT THE ANALYSIS OF INDENTURE PROVISIONS REQUIRED UNDER SECTION 305(A)(2) OF THE ACT.

     (a) Definition of Default: Events of Default under the Indenture include the following:

          (i) default in the payment of the principal of any Note at its Maturity; or

          (ii) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

          (iii) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under the covenant in the Indenture relating to change of control when due and payable; or

          (iv) default in the performance, or breach, of the covenant in the Indenture relating to consolidations, mergers, and the conveyance, transfer or lease of all or substantially all of the Company's assets; or

          (v) default in the performance, or breach, of any covenant of the Company in the Indenture (other than a covenant a default in whose performance or whose breach is elsewhere specifically dealt with), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default"; or

          (vi) a default under the terms of the Company's 6% Subordinated Notes Due 2010, which default results in the acceleration of the payment of all or any portion of such indebtedness; or

          (vii) a default under the terms of any instrument evidencing or securing indebtedness for money borrowed by the Company or any Significant Subsidiary having an outstanding principal amount of $50 million, which default results in the acceleration of the payment of all or any portion of such indebtedness; or

          (viii) a final judgment or final judgments for the payment of money are entered against the Company or any Significant Subsidiary in an aggregate amount of $35 million or more in excess of the amount covered by insurance, by a court or courts of competent jurisdiction, which judgments become liens and remain undischarged or unbonded for a period (during which execution shall not be effectively stayed) of 60 days after the right to appeal all such judgments have expired; or

          (ix) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the property of the Company or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

          (x) the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary, or the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State, Canadian Federal or Provincial or other applicable law, or the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or of any substantial part of the property of the Company or any Significant Subsidiary, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.

     The Indenture provides that in the case of any default under the Indenture of the character specified in clause (v) above, no notice shall be given to holders of Notes until at least 30 days after the occurrence thereof.

     (b) Authentication and Delivery; Application of Proceeds.

     The Indenture provides that, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise.

     The Notes will be issued in exchange for claims against the Company or its affiliates as provided in the Plan, and accordingly, the issuance of the Notes will not result in proceeds to the Company.

     (c) Release and Substitution of Property Subject to the Lien of the Indenture.

     Not Applicable.

     (d) Satisfaction and Discharge.

     The Company may terminate its obligations under the Indenture when

               (1) either

                    (A) Securities theretofore authenticated and delivered have been delivered to the Trustee for cancellation; or

                    (B) all such Securities not theretofore delivered to the Trustee for cancellation

                         (i) have become due and payable, or

                         (ii) will become due and payable at their Stated
                    Maturity within one year, or

                         (iii) are to be called for redemption within one year
                    under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

                    and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

               (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

               (3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.


     (e) Evidence of Compliance.

     The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance or observance of any of the terms, provisions and conditions of
Section 801 or Sections 1004 through 1009 of the Indenture and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

     The Company shall, as long as any of the Notes are outstanding, notify the Trustee within 10 days of any event which is, or after notice or lapse of time or both, would become, an Event of Default, setting forth the details of such Event of Default and the action the Company proposes to take with respect thereto.

9. OTHER OBLIGORS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF ANY PERSON, OTHER THAN THE APPLICANT, WHO IS AN OBLIGOR UPON THE INDENTURE SECURITIES.

     There are no other obligors with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     a. Pages numbered 1 to 11, consecutively.

     b. The statement of eligibility and qualification of the trustee under the Indenture to be qualified.

     c. The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

        *   Exhibit T3A1   Certificate of Incorporation of Philip Environmental
                           (Delaware), Inc. (previous name of the Company), dated July 9, 1991.

        *   Exhibit T3A2   Certificate of Amendment of Philip Environmental
                           (Delaware), Inc., increasing the number of shares of stock the Company has authority to issue to 61,000,000, dated March 1, 1996.

        *   Exhibit T3A3   Certificate of Amendment of Philip Environmental
                           (Delaware), Inc., increasing the number of shares of stock the Company has authority to issue to 161,000,000, dated April 9, 1997.

        *   Exhibit T3A4   Certificate of Amendment of Philip Environmental
                           (Delaware), Inc., increasing the number of shares of stock the Company has authority to issue to 235,000,000, dated July 28, 1997.

        *   Exhibit T3A5   Certificate of Amendment of Philip Environmental
                           (Delaware), Inc., increasing the number of shares of stock the Company has authority to issue to 300,000,000, dated October 23, 1997.

        *   Exhibit T3A6   Certificate of Amendment of Philip Environmental
                           (Delaware), Inc., changing its name to Philip
                           Services (Delaware), Inc., dated October 28, 1997.

        *   Exhibit T3A7   Certificate of Merger of Philip Environmental (South
                           Carolina), Inc. into Philip Services (Delaware),
                           Inc., dated December 9, 1997.

            Exhibit T3A8   Amended and Restated Certificate of Incorporation of
                           Philip Services (Delaware), Inc., changing its name to Philip Services Corporation, dated April 7, 2000.

            Exhibit T3B    By-Laws of the Company.

            Exhibit T3C    Form of Indenture.

        *   Exhibit T3E1   Disclosure Statement with respect to the Amended
                           Joint Plan of Reorganization of Philip Services
                           (Delaware), Inc., et al, dated September 21, 1999, as filed with the United States Bankruptcy Court for the District of Delaware.

        *   Exhibit T3E2   Amended and Restated Joint Plan of Reorganization of
                           Philip Services Corp., Philip Services (Delaware),
                           Inc. and certain of their subsidiaries, dated
                           September 21, 1999 (included as Appendix A to the
                           Disclosure statement in Exhibit T3E1 hereto).

        *   Exhibit T3E3   Notice of approval of Disclosure Statement and
                           hearing on confirmation of Plan, dated September 22, 1999.

        *   Exhibit T3E4   Form of Ballot distributed to holders of Class 7
                           claims for voting on the Amended and Restated Joint
                           Plan of Reorganization.

        *   Exhibit T3F    Cross Reference Sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereof).

            Exhibit T3G    Statement on Form T-1 of Wilmington Trust Company.
____________
[FN]
*  Previously Filed

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Philip Services Corp., a corporation organized and existing under the laws of the Province of Ontario, Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Hamilton, Canada, on the 24th day of April, 2000.



                                       PHILIP SERVICES CORPORATION



[SEAL]                                 BY:  /s/ Phillip Widman
                                           --------------------------------
                                           Name:    Phillip Widman
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer




Attest:

  /s/ Colin Soule
---------------------------------------
Name:     Colin Soule
Title:    General Counsel and
          Corporate Secretary

                                   APPENDIX A
                                 --------------


   PHILIP SERVICES CORPORATION ORGANIZATION CHART


                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
Philip Services Corporation                                                                                           Delaware
         Philip Industrial Services (USA), Inc                                               100%                        Texas
                  Cousins Waste Control Corporation                                          100%                         Ohio
                  (formerly Cousins Waste Control Corporation)
                  Nortru, Inc                                                                100%                     Michigan
                           Allworth, Inc.                                                    100%                      Alabama
                           Chemical Reclamation Services, Inc.                               100%                        Texas
                                    Philip Reclamation Services, Houston, Inc.               100%                        Texas
                                    (formerly Philip Reclamation Services, Houston, Inc.
                           CyanoKEM, Inc.                                                    100%                     Michigan
                           Nortru, Ltd.                                                      100%                      Ontario
                           Rho-Chem Corporation                                              100%                   California
                           Sessa, S.A. de C.V.                                               100%                       Mexico
                           ThermaIKEM, Inc.                                                  100%                     Delaware
                  Philip Environmental (Washington) Inc.                                     100%                   Washington
                           Burlington Environmental Inc.                                     100%                     Delaware
                                    Burlington Environmental Inc.                            100%                   Washington
                                    (formerly Chemical Processors Inc.)
                                            Resource Recovery Corporation                    100%                   Washington
                                    Philip Environmental Services Corporation                100%                     Missouri
                                    (formerly Burlington Environmental Inc.)
                                    Solvent Recovery Corporation                             100%                     Missouri
                  Philip Industrial Services Group, Inc.                                     100%                     Delaware
                  (formerly Allwaste, Inc.)
                           ALRC, Inc.                                                        100%                     Delaware
                           APLC, Inc.                                                        100%                     Delaware
                           Allwaste Tank Cleaning, Inc.                                      100%                      Georgia
                           (formerly Atlanta Truck Wash)
                                    Allwaste Recovery Systems, Inc.                          100%                      Georgia
                                    (formerly Allwaste Services of Georgia, Inc.)

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                                            Georgia Recovery Systems                           7%                      Georgia
                                            GRS/Lake Charles Ltd.                             50%                    Louisiana
                                                     Georgia Recovery Systems                 92%                      Georgia
                                    GRS/Lake Charles, Ltd.                                    50%                    Louisiana
                                            Georgia Recovery Systems                          92%                      Georgia
                           Oneida Asbestos Removal, Inc.                                     100%                     New York
                                    Oneida Asbestos Abatement, Inc.                          100%                     Delaware
                           Philip Environmental Services, Inc.                               100%                     Delaware
                           (formerly Allwaste Environmental Services, Inc.)
                                    Ace/Allwaste Environmental Services of                   100%                     Illinois
                                    Indiana, Inc.
                                    (formerly Ace Power Rodding Corporation)
                                    All Safety and Supply, Inc.                              100%                        Texas
                                    (formerly Wildwood Sporting Goods & Taxidermy, Inc.)
                                    Allwaste Servicios Industriales de Control                60%                       Mexico
                                    Ecologico S.A. de C.V.
                                    Allwaste Tank Services S.A. de C.V.                       60%                       Mexico
                                    Caligo de Mexico, S.A. de C.V.                            99%                       Mexico
                                    Jesco Industrial Services, Inc.                          100%                     Kentucky
                                    Philip Automotive, Ltd.                                  100%                 Pennsylvania
                                    (formerly Philip Automotive, Ltd.)
                                            Deep Clean, Inc.                                 100%                     Michigan
                                    Philip Services/Birmingham, Inc.                         100%                      Alabama
                                    (formerly Philip Services/Birmingham, Inc.)
                                    Philip Services Hawaii, Ltd.                             100%                       Hawaii
                                    (formerly Allwaste of Hawaii, Ltd.)
                                    Philip Industrial Services of Texas, Inc.                100%                        Texas
                                    (formerly Allwaste Services of Port Arthur, Inc.)
                                    Philip Services/Louisiana, Inc.                          100%                    Louisiana
                                    (formerly Allwaste Services of New Orleans)
                                    Philip Services Missouri, Inc.                           100%                     Delaware
                                    (formerly Philip Services/ Missouri, Inc.)
                                    Philip Services/ Mobile, Inc.                            100%                      Alabama
                                    (formerly Philip Services/Mobile, Inc.)

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                                    Philip Services /North Atlantic, Inc.                    100%                     Delaware
                                    (formerly Allwaste Environmental Services/
                                    North Atlantic, Inc.)
                                    Philip Services/North Central, Inc.                      100%                         Iowa
                                    (formerly Allwaste Environmental Services/
                                    North Central, Inc.)
                                    Philip Services/Ohio, Inc.                               100%                         Ohio
                                    (formerly Allwaste Environmental Services of Ohio,
                                    Inc.)
                                    Philip Oil Recycling, Inc.                               100%                 North Dakota
                                    (formerly Oil Recycling, Inc.)
                                    Philip Services/ Oklahoma, Inc.                          100%                     Oklahoma
                                    (formerly Allwaste Environmental Services of
                                    Oklahoma, Inc.)
                                    Philip Plant Services, Inc.                              100%                     Delaware
                                    (formerly Allwaste Intermountain Plant Services,
                                    Inc.)
                                    Philip Scaffold Corporation                              100%                     Colorado
                                    (formerly AllScaff, Inc.)
                                    Philip Services/Atlanta, Inc.                            100%                      Georgia
                                    (formerly Philip Services/Atlanta, Inc.)
                                    Philip Services/Southwest, Inc.                          100%                      Arizona
                                    (formerly Philip Services/Southwest, Inc.)
                                    Philip Services/South Central, Inc.                      100%                     Colorado
                                    (formerly Allwaste Environmental Services/
                                    South Central, Inc.)
                                    Philip West Industrial Services, Inc.                    100%                   California
                                    (formerly Industrial Hydro-Chem Services, Inc.)
                                            Philip Transportation and                        100%                   California
                                            Remediation, Inc.
                                            (formerly Allwaste Transportation and
                                            Remediation, Inc.)
                                    Philip/J.D. Meagher, Inc.                                100%                Massachusetts
                                    (formerly Philip/J.D. Meagher, Inc.)
                                    Philip Whiting, Inc.                                     100%                     Delaware
                                    (formerly Philip/Whiting, Inc.)
                           PSC Enterprises, Inc.                                             100%                     Delaware
                                    Allies Staffing Ltd.                                     100%                      Ontario
                           PSC Industriedienstleistungs Gmbh                                 100%                      Austria
                           (formerly PSC Industriedienstlesistungs Gmbh)
                  Philip ST, Inc.                                                            100%                        Texas
                  (formerly Serv-Tech, Inc.)

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                           Chemisolv Limited                                                 100%                         U.K.

                           Philip Chem-Solv, Inc.                                            100%                        Texas
                           (formerly Philip Chemi-Solv, Inc.)
                           Delta Maintenance, Inc.                                           100%                    Louisiana
                           Dotspec ltd.                                                      100%                         U.K.
                           Industrial Services Technologies, Inc.                            100%                     Colorado
                                    Advanced Environmental Systems, Inc.                     100%                     New York
                                            International Catalyst, Inc.                     100%                       Nevada
                                    IST Holding Corp.                                        100%                     Colorado
                                            Chem-Fab, Inc.                                   100%                        Texas
                                            Piping Holdings Corp.                            100%                     Oklahoma
                                                     Piping Companies, Inc.                  100%                     Oklahoma
                                            Piping Mechanical Corporation                    100%                     Colorado
                                                     Philip Hydro-Engineering                100%                        Texas
                                                     & Services, Inc.
                           Serv-Tech Mexicana, S. de R.L.                                    100%                       Mexico
                           Serv-Tech de Mexico, S. de R.L.                                   100%                       Mexico
                           Petrochem field Services de Venezuela, S.A.                        70%                     Venezuela
                           Philip Mechanical Services of Louisiana, Inc.                     100%                    Louisiana
                           (formerly Philip Mechanical Services of Louisiana, Inc.)
                           Hartney Corporation                                               100%                       Nevada
                                    Philip Corrosion Services, Inc.                          100%                       Nevada
                                    (formerly Philip Refractory Services, Inc.)
                                    Total Refractory Systems, Inc.                           100%                       Nevada
                                    United Industrial Materials, Inc.                        100%                       Nevada
                           Philip Refractory Services, Inc.                                  100%                       Nevada
                           (formerly Philip Refractory Services, Inc.)
                           Philip ST Piping, Inc.                                            100%                        Texas
                           (formerly Philip  ST Piping, Inc.)
                           Philip Technical Services, Inc.                                   100%                        Texas
                           (formerly Philip Technical Services, Inc.)

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                           Philip/SECO Industries, Inc.                                      100%                    Louisiana
                           (formerly Philip/SECO Industries, Inc.)
                           Serv-Tech EPC, Inc.                                               100%                       Nevada
                                    Petrochem Field Services de Venezuela, S.A.               30%                    Venezuela
                                    F.C. Schaffer & Associates, Inc.                         100%                    Louisiana
                                    (formerly F.C. Schaffer & Associates, Inc.)
                           Serv-Tech Europe GMBH                                             100%                      Germany
                                    Refinery Maintenance International Limited               100%                         U.K.
                           Serv-Tech International Sales, Inc.                               100%               Virgin Islands
                           Serv-Tech Services, Inc.                                          100%                        Texas
                           Serv-Tech Sudamericana, S.A.                                       98%                    Venezuela
                           Serv-Tech Canada, Inc.                                            100%                       Canada
                                    ST Delta Canada, Inc.                                    100%                      Ontario
                           Terminal Technologies, Inc.                                       100%                        Texas
                  RMF Global, Inc.                                                           100%                         Ohio
                  (formerly Philip Environmental Services Acquisition Corporation)
                           RMF Industrial Contracting, Inc.                                  100%                     Michigan
         Philip Services (International) Inc.                                                100%                     Delaware
                  Arc Dust Processing (Barbados) Limited                                     100%                     Barbados
                  Philip Services Cecatur Inc.                                               100%                     Delaware
                           Cectaur Holdings                                                   99%                      Ireland
                                    Philip Services (Delaware) L.L.C.                        100%                     Delaware
                           Philip Services Cecatur Holdings LLC                              100%                     Delaware
                                    Cecatur Holdings                                           1%                      Ireland
                  Philip Services Phencorp International Inc.                                100%                     Delaware
                           Phencorp International Finance Inc.                                99%                      Ireland
                           Philip Services (Phencorp) LLC                                    100%                     Delaware
                                    Phencorp International Finance Inc.                        1%                      Ireland
                  Luntz Corporation                                                          100%                     Delaware
                           Luntz Acquisition (Delaware) Corporation                          100%                     Delaware

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                                    21st Century Environmental Management,                   100%                       Nevada
                                    Inc. of Nevada
                                    21st Century Environmental Management,                   100%                 Rhode Island
                                    Inc. of Rhode Island
                                    Chemical Pollution Control, Inc. of Florida -            100%                      Florida
                                    A 21st Century Environmental Management
                                    Company
                                    Chemical Pollution Control, Inc. of                      100%                     New York
                                    New York - A 21st Century Environmental
                                    Management Company
                                    Northland Environmental, Inc.                            100%                     Delaware
                           RESI Acquisition (Delaware) Corporation                           100%                     Delaware
                                    Chem-Freight, Inc.                                       100%                         Ohio
                                    Republic Environmental Recycling                         100%                   New Jersey
                                    (New Jersey), Inc.
                                    Republic Environmental Systems (Pennsylvania),           100%                 Pennsylvania
                                    Inc.
                                    Republic Environmental Systems (Technical                100%                   New Jersey
                                    Services Group), Inc.
                                    Republic Environmental Systems                           100%                 Pennsylvania
                                    (Transportation Group), Inc.
                  Phencorp International B.V.                                                100%                  Netherlands
                           Philip Services (Netherlands) B.V.                                100%                  Netherlands
                           (formerly Philip Services (Netherlands) B.V.)
                                    P.S.C. Philip Services Iberica, S.L.                     100%                        Spain
                                    P.S.P.E. Services Prestados As Empresas                  100%                     Portugal
                                    Unipessoal Limitada
                                    Philip Services (Deutschland) Gmbh                       100%                      Germany
                  Phencorp Reinsurance Company Inc.                                          100%                     Barbados
                  Philip Industries (Europe) Limited                                         100%                         U.K.
                  Philip Industrial Services (Europe) Limited                                100%                         U.K.
                  Philip International Development Inc.                                      100%                     Barbados
                           Philip Servicos Industriais Do Brasil Ltda                        100%                       Brazil

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                           Recycomb S.A.                                                      24%                    Argentina
                           Resicontrol S.A.                                                   25%                       Brazil
                  Philip Services (Europe) Limited                                           100%                         U.K.
                           Allied Metals Limited                                             100%                         U.K.
                           Arc Dust Processing (UK) Limited                                   33%                         U.K.
                           B.M. Metals (Recycling) Ltd.                                      100%                         U.K.
                           Bath Reclamation (Avonmouth) Co. Limited                          100%                         U.K.
                           Blackbushe Limited                                                100%                         U.K.
                                    Blackbushe Metals (Western) Limited                      100%                         U.K.
                                            Elliott Metal Company Limited                    100%                         U.K.
                                            Southern Hauliers Limited                        100%                         U.K.
                                            T.C. Fraser Metals Limited                        75%                         U.K.
                           Cardiff Facility Company Limited                                   50%                         U.K.
                           E. Pearse (Holdings) Limited                                      100%                         U.K.
                                    E. Pearse & Co. Limited                                  100%                         U.K.
                                            C. Philip and Sons (Bristol) Limited             100%                         U.K.
                                            Mayer Pearse Limited                             100%                         U.K.
                                    Widsite Limited                                          100%                         U.K.
                           Philip Cardiff Facility Company Limited                            50%                         U.K.
                           Philip Metals (Europe) Limited                                    100%                         U.K.
                  PSC (Europe) Limited                                                       100%                         U.K.
         Philip Metals (USA), Inc.                                                           100%                         Ohio
                  D & L, Inc.                                                                100%                 Pennsylvania
                  (formerly D & L Holding, Inc.)
                  Alltift Inc.                                                                50%                     New York
                  Cappco Tubular Products USA, Inc.                                          100%                      Georgia
                  (formerly Georgia Tubular Products Inc.)
                  JW Ventures Inc.                                                            50%                        Texas
                  Philip Metals Recovery (USA) Inc.                                          100%                      Arizona
                  (formerly Waxman Resources (USA) Inc.)

                                       COMPANY                                             Ownership          Jurisdiction
------------------------------------------------------------------------------------ --------------------  -------------------
                           Philip Metals (New York), Inc.                                    100%                     New York
                           (formerly Philip Metals (New York), Inc.)
                           Philip Metals, Inc.                                               100%                         Ohio
                           (formerly Philip Metals (Ohio), Inc.)
                                    Sparrows Point Scrap Processing, LLC                      50%                     Delaware
         Philip Services (Pennsylvania), Inc.                                                100%                 Pennsylvania
         Philip Services Inc.                                                                100%                      Ontario
                  Philip Analytical Services Inc.                                            100%                      Ontario
                  1242204 Ontario Inc.                                                        *                        Ontario
                  Delsan-A.I.M. Environmental Services Inc.                                   50%                       Canada
                  Fercyco & Partners                                                          33%                      Ontario
                  Fercyco Incorporated                                                        50%                      Ontario
                           Fercyco & Partners                                                 33%                      Ontario
                  Fers et Meteaux Recycles Ltd.                                               50%                       Quebec
                  K-Scrap Resources Ltd.                                                      42%                      Ontario
                  Philip Investment Corp.                                                    100%                      Ontario
                           Environmental Research & Development Limited
                           Partnership
                  Environmental Research & Capital Corporation
                           Environmental Research & Development Limited
                           Partnership
                  R&R Trucking Inc.                                                           50%                      Ontario
                  Recyclage d'Aluminium Quebec Inc./Quebec Aluminum                          100%                       Canada
                  Recycling Inc.